UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
iGAMBIT, INC.
(Exact name of registrant as specified in its charter)

Delaware	11-3363609

(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

1600 Calebs Path Extension, Suite 114,
Hauppauge, New York	11788

(Address of principal executive offices)	(Zip Code)
With copy to:
Joel D. Mayersohn, Esq.
Clint J. Gage, Esq.
Roetzel & Andress
350 East Las Olas Boulevard, Suite 1150
Fort Lauderdale, Florida 33301
Telephone: (954) 462-4150
Facsimile: (954) 462-4260
Registrant’s telephone number, including area code: (631) 780-7055
Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:	Common Stock
(Title of Class)
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

PAGE
Item 1. Business	1

Item 1A. Risk Factors	5

Item 2. Financial Information	9

Item 3. Properties	11

Item 4. Security Ownership of Certain Beneficial Owners and Management	12

Item 5. Directors and Executive Officers	12

Item 6. Compensation	14

Item 7. Certain Relationships and Related Transactions, and Director Independence	15

Item 8. Legal Proceedings	17

Item 9. Market Price of and Dividends on Common Equity and Related Stockholder Matters	17

Item 10. Recent Sales of Unregistered Securities	18

Item 11. Description of Registrant’s Securities to be Registered	19

Item 12. Indemnification of Directors and Officers	19

Item 13. Financial Statements and Supplementary Data	20

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	20

Item 15. Financial Statements and Exhibits	20
EX-3.1.I
EX-3.1.II
EX-3.1.II
EX-3.1.IV
EX-3.1.V
EX-3.1.VI
EX-3.2
EX-10.1
EX-10.2
EX-10.3
EX-21
EX-23.1

ITEM 1. BUSINESS
CAUTION REGARDING FORWARD LOOKING STATEMENTS
     This registration statement contains forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” and similar expressions. All of the forward-looking statements contained in this registration statement are based on estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market and other factors. Although we believe such estimates and assumptions are reasonable, they are inherently uncertain and involve risks and uncertainties. In addition, management’s assumptions about future events may prove to be inaccurate. We caution you that the forward-looking statements contained in this registration statement are not guarantees of future performance and we cannot assure you that such statements will be realized. In all likelihood, actual results will differ from those contemplated by such forward-looking statements as a result of a variety of factors, including those factors discussed in “Item 1A. Risk Factors.” We will update these forward-looking statements only as required by law. We do not undertake any other responsibility to update any forward-looking statements.
HISTORY
     We were incorporated in the State of Delaware under the name BigVault.com Inc. on April 13, 2000. On April 18, 2000, we merged with BigVault.com, Inc., a New York corporation with which we were affiliated. We survived the merger, and on December 21, 2000 changed our name to bigVAULT Storage Technologies, Inc. At that time we were in the business of providing remote, internet-based storage vaulting services and related ancillary services to end users and resellers (the “Vault Business”).
     On February 28, 2006 we sold all of our assets to Digi-Data Corporation (“DDC”) pursuant to the terms of an Asset Purchase Agreement dated December 21, 2005 (the “APA”), a copy of which is filed herewith as an exhibit. As consideration for our transfer of assets under the APA, DDC paid certain of our liabilities and agreed to make certain quarterly and annual revenue sharing payments to us. Specifically, DDC agreed to make quarterly payments to us, for a period of 5 years, in the amount equal to 10% of the Vault Net Revenues received by DDC through its operation of the Vault Business (the “Quarterly Revenue Share Payments”). “Vault Net Revenues” is defined in the APA as the gross revenue of DDC actually received by DDC that is solely and directly attributable to the Vault Business, to the extent that such revenue is derived from the provision of vault services and/or vault appliances which use the Big Vault core technology, less the sum of (i) any discount given by DDC in compensation for early payment, (ii) returns, allowances, quantity discounts and credits, (iii) any accounting reserve amount, as determined in accordance with GAAP, and (iv) shipping and mailing costs, duties, taxes and insurance. In addition, DDC agreed to make an annual payment to us after the 2nd, 3rd, 4th, and 5th anniversaries of the closing of the transaction, in an amount equal to 5% of any increase in the annual Vault Net Revenue over the immediately prior year’s Vault Net Revenue (the “Annual Increase Payments”, and together with the Quarterly Revenue Share Payments the “Revenue Share Payments”). Mr. Salerno and Ms. Luqman accepted employment with DDC in senior management positions post closing, and continued to work for DDC until February 2009. As of March 1, 2009 Mr. Salerno and Ms. Luqman returned to their full time management roles with the Company.
     On April 5, 2006, we changed our name to iGambit, Inc.
     On October 1, 2009, we acquired the assets of Jekyll Island Ventures, Inc., a New York corporation doing business as Gotham Photo Company (“Jekyll”) through our wholly owned subsidiary Gotham Innovation Lab, Inc., a New York corporation (“Gotham”). Pursuant to the terms of the Asset Purchase Agreement and Plan of Reorganization (“APAPR”), we (i) issued 500,000 shares of our common stock to Jekyll at closing; (ii) assumed certain Jekyll accounts payable at closing; and (iii) issued Jekyll warrants to purchase 1,500,000 shares of our common stock, at $0.01 per share, subject to a 3 year vesting schedule and the attainment by Gotham of certain revenue targets during said 3 year period.

     On December 2, 2009, we amended our Certificate of Incorporation increasing our authorized shares of common stock to 75 million shares.
     References to “iGambit”, the “Company”, “we”, “us”, “our” and similar words refer to iGambit, Inc.
OUR COMPANY
Introduction
     We are a company focused on the technology markets. Presently we have one operating subsidiary in the business of providing media technology services to the real estate industry.
     Our primary focus is the acquisition of technology companies. We believe that the background of our management and of our Board of Directors in the technology markets is a valuable resource that makes us a desirable business partner to the companies that we are seeking to acquire. When we acquire a company, we work to assume an active role in the development and growth of the company, providing both strategic guidance and operational support. We provide strategic guidance to our partner companies relating to, among other things, market positioning, business model and product development, strategic capital expenditures, mergers and acquisitions and exit opportunities. Additionally, we provide operational support to help our partner companies manage day-to-day business and operational issues and implement best practices in the areas of finance, sales and marketing, business development, human resources and legal services. Once a company joins our partner company network, our collective expertise is leveraged to help position that company to produce high-margin, recurring and predictable earnings and generate long-term value for our stockholders.
Sources of target businesses
     We anticipate that target business candidates will be brought to our attention from various sources, including our management team, investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds, consulting firms and other members of the financial community who will become aware that we are seeking a business combination partner via public relations and marketing efforts, direct contact by management or other similar efforts, who may present solicited or unsolicited proposals. Any finder or broker would only be paid a fee upon the completion of a business combination. While we do not presently anticipate engaging the services of professional firms that specialize in acquisitions on any formal basis, we may decide to engage such firms in the future or we may be approached on an unsolicited basis. Our officers and directors, as well as their affiliates, may also bring to our attention target business candidates that they become aware of through their business contacts. While our officers and directors make no commitment as to the amount of time they will spend trying to identify or investigate potential target businesses, they believe that the various relationships they have developed over their careers together with their direct inquiry, will generate a number of potential target businesses that will warrant further investigation. In no event will we pay any of our existing officers, directors, special advisors or stockholders or any entity with which they are affiliated any finder’s fee or other compensation for services rendered to us prior to or in connection with the completion of a business combination. In addition, none of our officers, directors, special advisors or existing stockholders will receive any finder’s fee, consulting fees or any similar fees from any person or entity in connection with any business combination involving us other than any compensation or fees that may be received for any services provided following such business combination.
Selection of a target business and structuring of a business combination
     Our management has virtually unrestricted flexibility in identifying and selecting a prospective target business. We expect that our management will diligently review all of the proposals we receive with respect to a prospective target business. In evaluating a prospective target business, our management will conduct the necessary business, legal and accounting due diligence on such target business and will consider, among other factors, the following:
•	financial condition and results of operations;

•	earnings and growth potential;

•	experience and skill of management and availability of additional personnel;

•	capital requirements;

•	competitive position;

•	barriers to entry into the industry;

•	breadth of services offered;

•	degree of current or potential market acceptance of the technology;

•	regulatory environment; and

•	costs associated with effecting the business combination.
     These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management in effecting a business combination consistent with our business objective. In evaluating a prospective target business, we will conduct an extensive due diligence review which will encompass, among other things, meetings with incumbent management, where applicable, and inspection of facilities, as well as review of financial and other information which will be made available to us.
Evaluation of the target business’s management
     We would condition any acquisition on the commitment of management of the target business to remain in place post closing, Following a business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that any such additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management. Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting a business combination, we cannot assure you that our assessment of the target business’s management will prove to be correct.
Competition
     In identifying, evaluating and selecting a target business, we may encounter intense competition from other entities having a business objective similar to ours. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than us and our financial resources will be relatively limited when contrasted with those of many of these competitors, which may limit our ability to compete in acquiring certain target businesses. This inherent competitive limitation gives others an advantage in pursuing the acquisition of a target business.
Our Partner Company – Gotham Photo Company
     Products and Services
     Gotham’s business is directed at providing media technology services to the real estate community. The range of media services includes the exclusive Gotham Expo Full Screen Experience. Gotham also provides website development services, sales office technology, and data interchange services for many of the real estate firms in New York City.
     When it comes to selling real estate every broker or seller listing has to have pictures. Utilizing the latest technology Gotham’s Expo product provides a full screen listing experience. It allows brokers and sellers to present their listing in the largest format possible while giving the viewer control of the show. Expo integrates images, photos, floor plans, agent and key listing details in an engaging format that immerses the viewer. Currently, Gotham is capable of integrating up to 16 images into a full screen for any listing.
     Expo is available for all NYC realtors and will be made available nationwide within the coming months. All systems are built on accessible web platforms that integrate quickly and seamlessly into the agent’s workflow.
     Competitive Comparison

     Gotham competes with others in the industry by focusing on user interaction, technology and delivery. Gotham maintains strict standards of photography that alone set us aside from our competition. In addition to superior media, Gotham’s technology tools further set us apart. Gotham constantly leverages Team5 technology to come up with the best solutions for the real estate industry. Team5, Gotham’s development arm, works across numerous different industries, allowing the Gotham / Team5 team to constantly see best in show technologies and adapt them to the real estate industry.
     Future Products and Services
     Future offerings will include enhanced products that focus on social media interaction, mobile applications and tools for realtors, as well as multi touch augmented reality technologies for presentations, etc. Gotham will continue to expand its media offerings, integrating with and adopting technologies as they become available.
     Market Segmentation
     According to the National Association of Realtors, in 2008 there were approximately 2.3 million real estate licenses, 1.2 million realtors and that in 2007 5.4 million homes were sold. Also, according to Borrell Associates, Inc the total marketing spent to market those homes was $11.5 billion. Another survey by VHT, Inc. indicated that the average marketing specific costs were $850 per home which would suggest a potential market size for the marketing component is approximately $5 billion per year at the low end. The marketing spend has migrated in recent years from traditional newspaper advertising to direct mail, and now variable data direct mail along with integrated online marketing, with a huge increase in email blast and other online tools. It is these other online tools that Gotham brings to the realtor.
     Current market trends and real estate industry leaders substantiate Gotham’s business model. The residential real estate industry in the United States is moving toward expanding the use of technology in the home and condo buying process. It’s the topic du jour of the real estate conferences. Plus, it is prominently and frequently discussed in all of the industry’s trade publications. Commercial real estate is also looking for better and efficient ways to reach out to and serve their customers.
     This real estate market is highly fragmented. According to REAL Trends, the 10 largest brokerage firms accounted for less than 9% of all brokered residential real estate transaction volume in 2007, and the single largest firm accounted for less than 5% of total transaction volume. Many brokerage firms are affiliated with national franchise brands, such as Century 21, Coldwell Banker, Prudential and RE/MAX. The franchise brands typically do not directly own and operate brokerage firms, but rather license their brand names and trademarks and provide other marketing support to franchisee brokerage firms. These brokerage firms typically engage agents to work for them as independent contractors and as a result franchisors and franchisees have limited direct influence over the client relationship or the quality of client service.
     At the same time consumers are increasingly using the Internet as a key source of information in buying and selling a home. Industry reports state that their use of the Internet to search for homes has increased from 71% in 2003 to 87% in 2008. The Internet provides a highly effective means for consumers to research information about homes in an industry that is data intensive yet historically has suffered from a lack of broad access to comprehensive and timely property listings information for consumers. The interactivity of the Internet also allows consumers greater ability to conduct targeted searches and research relevant data about desired homes or areas. The ability to provide multiple images and rich media makes the Internet a highly effective means for brokerage firms to market and consumers to research homes.
     Strategy and Implementation Summary
     Gotham’s objective is to be a market leader in offering EXPO, Virtual Tours, and e-Brochures, type services to the real estate industry. Gotham is currently providing services to a number realtors and brokers in the New York Metropolitan area including, but not limited to, Prudential Douglas Elliman, Cocoran and others. We plan to increase our marketing and client base in the NY area and expand to other major cities and markets such as

Boston, Philadelphia, Washington DC, Chicago, etc. Within 3 years we expect to be offering our services to over 250 US metropolitan statistical areas.
Employees
     We presently have 9 total employees, all of which are full-time.
OUR CORPORATE INFORMATION
     Our principal offices are located at 1600 Calebs Path Extension, Suite 114, Hauppauge, New York, 11788. Our telephone number is (631) 780-7055 and our fax number is (631) 656-1055. We currently operate two corporate websites that can be found at www.igambit.com and www.gothamphotocompany.com (the information on the foregoing websites does not form a part of this prospectus).
ITEM 1A. RISK FACTORS
     If any of the following risks actually occur, our results of operations, cash flows and the value of our shares could be negatively impacted. Although we believe that we have identified and discussed below the key risk factors affecting our business, there may be additional risks and uncertainties that are not presently known that may adversely affect our performance or financial condition.
RISKS RELATED TO OUR BUSINESS AND OPERATIONS
We have a limited operating history on which you can evaluate our ability to achieve our business objective.
     Prior to our acquisition of Gotham we had limited operations since 2006.
We are dependent upon our Management for the operating of the Company.
     We are dependent upon the services of the Officers and Directors to determine and implement our overall focus and strategy. There can be no assurance that management’s experience will be sufficient to successfully achieve our business objectives. All decisions regarding the management of our affairs will be made exclusively by our Officers and Directors. In the event these persons are ineffective, our business and results of operation would likely be adversely affected.
We may not be able to compete successfully against current and future competitors.
     A large number of companies currently compete with us in the marketplace. Many competitors have far greater capital, marketing and other resources than we do. Furthermore, we cannot assure you that these or other companies will not develop new or enhanced products that are more effective than those of Gotham or partner companies that we acquire in the future.
Numerous external forces, including the recent financial crisis, could negatively affect our businesses, results of operations and financial condition.
     Numerous external forces, including the state of global financial markets and general economic conditions, lack of consumer confidence, lack of availability of credit, interest rate and currency rate fluctuations and national and international political circumstances (including wars and terrorist acts) could negatively affect our business, results of operations and financial condition. The recent global financial crisis affecting the banking system, financial markets and financial institutions has resulted in a tightening in the credit markets, a low level of liquidity in many financial markets and extreme volatility in credit and equity markets. The length of time or severity with which these conditions may persist is unknown. As a consequence, our operating results for a particular period are difficult to predict and, therefore, prior results are not necessarily indicative of expected results in future periods. In response to the financial crisis, many customers and potential customers may forgo, delay or reduce technology and other purchases. In connection with such crisis, we may experience reductions in sales of our products and services, extended sales cycles, difficulties in collecting or the inability to collect accounts receivable, slower adoption of new technologies, increased price competition and difficulties in obtaining or the inability to obtain financing.
If we are not able to deploy capital effectively and on acceptable terms, we may not be able to execute our business strategy.
     Our strategy includes effectively deploying capital by acquiring new companies. We may not be able to identify attractive acquisition candidates that fit our strategy. Even if we are able to identify such candidates, we may not be able to acquire such companies due to an inability to reach mutually acceptable financial or other terms with such companies or due to competition from other potential acquirers that may have greater resources, brand name recognition, industry contacts or flexibility of structure than us. The recent turmoil in the global economy has caused significant declines and fluctuations in the valuations of publicly-traded companies and privately-held companies. Uncertainty regarding the extent to which valuations of companies that fit our acquisition criteria will continue to fluctuate may affect our ability to accurately value potential acquisition candidates. Additionally, the recent economic crisis may make it more difficult for us to obtain capital needed to deploy to new and existing partner companies. If we are unable to effectively deploy capital to our companies on acceptable terms, we may not be able to execute on our strategy, and our business may be adversely impacted.
Our operations and growth and that of our partner companies could be impaired by limitations on our and/or their ability to raise capital or borrow money on favorable terms.
     We may need to raise additional capital or borrow money in order to sustain operations or to grow. If we are unable to raise capital or obtain credit on favorable terms, our ability to operate and grow may be impaired. This may require us to take other actions, such as borrowing money on terms that may be unfavorable, or divesting of assets prematurely to raise capital. If we need capital and are unable to raise it, then we may need to limit or cease operations.
The loss of our or our partner companies’ executive officers or other key personnel or our partner companies’ inability to attract additional key personnel could disrupt our business and operations.
     If one or more of our executive officers or key personnel, including highly trained information technology personnel, or our partner companies’ executive officers or key personnel, including highly trained information technology personnel, were unable or unwilling to continue in their present positions, or if we or our partner companies were unable to hire qualified personnel, our business and operations could be disrupted and our operating results and financial condition could be seriously harmed.
We may be subject to litigation proceedings or government regulation that could harm our business.
     We may be subject to legal claims involving stockholder, consumer, competition and other matters. Litigation is subject to inherent uncertainties, and unfavorable rulings could occur. An unfavorable ruling could include monetary damages or, in cases for which injunctive relief is sought, an injunction prohibiting us from performing one or more critical activities. If we were to receive an unfavorable ruling in a litigation matter, our business, financial condition and results of operations could be materially harmed. Even if legal claims brought against us are without merit, defending lawsuits may take significant time, be expensive and divert the attention of our management from other business concerns.
Our officers and directors will have significant voting power and may take actions that may not be in the best interests of other shareholders.
     Our officers and directors, principal stockholders and their affiliates currently control in excess of a majority of our voting securities. If these stockholders act together, they will be able to exert significant control over our management and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of the common stock. This concentration of ownership may not be in the best interests of all of our stockholders.

We do not anticipate paying dividends in the foreseeable future, and the lack of dividends may have a negative effect on the stock price.
     We currently intend to retain future earnings to support operations and to finance expansion and, therefore, do not anticipate paying any cash dividends on our capital stock in the foreseeable future.
We did not obtain an opinion from an unaffiliated third party as to the fair market value of Gotham or the fairness of the transaction to our stockholders and, as such, our stockholders are relying solely on the judgment of our board of directors.
     We did not obtain an opinion from an unaffiliated third party that the price we paid to acquire Gotham was fair to our stockholders. Accordingly, our stockholders relied solely on the judgment of our board of directors. None of our directors is a business valuation expert, an independent public accountant or an investment banker.
There is not now, and there may not ever be an active market for shares of our common stock.
     There is no public market for shares of our common stock. This makes it difficult for our stockholders to sell their shares as and when they choose. Should a trading market develop, it is likely to result in only small trading volumes for quite some time. Small trading volumes are generally understood to depress market prices. As a result, you may not always be able to resell shares of our common stock publicly at the time and prices that you feel are fair or appropriate.
We intend to have our common stock quoted on the OTC Bulletin Board, which will limit the liquidity and price of our securities more than if our securities were quoted or listed on a National Exchange.
     Our securities will be traded in the over-the-counter market. It is anticipated that they will be quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities. Quotation of our securities on the OTC Bulletin Board will limit the liquidity and price of our securities more than if our securities were quoted or listed on a national exchange.
Our common stock is subject to the “penny stock” rules of the SEC, which may make it more difficult for stockholders to sell the common stock.
     The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
•	that a broker or dealer approve a person’s account for transactions in penny stocks; and

•	the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.
     In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:
•	obtain financial information and investment experience objectives of the person; and

•	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.
     The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and
•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.
     Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.
     The regulations applicable to penny stocks may severely affect the market liquidity for the common stock and could limit an investor’s ability to sell the common stock in the secondary market.
As an issuer of “penny stock,” the protection provided by the federal securities laws relating to forward looking statements does not apply to us.
     Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we do not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.
The market price of our common stock is likely to be highly volatile and subject to wide fluctuations.
     Dramatic fluctuations in the price of our common stock may make it difficult to sell our common stock. The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to a number of factors, some of which are beyond our control. Such factors include:
•	dilution caused by our issuance of additional shares of common stock and other forms of equity securities, in connection with future capital financings to fund our operations and growth, to attract and retain valuable personnel and in connection with future strategic partnerships with other companies;
•	variations in our quarterly operating results;
•	announcements that our revenue or income are below or that costs or losses are greater than analysts’ expectations;
•	the general economic slowdown;
•	sales of large blocks of our common stock by stockholders;
•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; and
•	fluctuations in stock market prices and volumes;
     These and other factors, and the impact of these risks, singly or in the aggregate, may result in material adverse changes to the market price of our common stock and/or our results of operations and financial condition.

We are subject to Sarbanes-Oxley and the reporting requirements of federal securities laws, which can be expensive.
     As a public reporting company, we are subject to Sarbanes-Oxley and, accordingly, are subject to the information and reporting requirements of the Securities Exchange Act of 1934 and other federal securities laws. The costs of compliance with Sarbanes-Oxley, of preparing and filing annual and quarterly reports, proxy statements and other information with the SEC, furnishing audited reports to our Stockholders, and other legal, audit and internal resource costs attendant with being a public reporting company will cause our expenses to be higher than if we were privately held.
Our internal control over financial reporting may have weaknesses or inadequacies that may be material.
     Section 404 of the Sarbanes-Oxley Act of 2002 requires us to perform an evaluation of our internal control over financial reporting and our auditor to attest to such evaluation on an annual basis. Ongoing compliance with these requirements is expected to be expensive and time-consuming and may negatively impact our results of operations. We cannot make any assurances that material weaknesses in our internal control over financial reporting will not be identified in the future. If any material weaknesses are identified in the future, we may be required to make material changes in our internal control over financial reporting, which could negatively impact our results of operations. In addition, upon such occurrence, our management may not be able to conclude that our internal control over financial reporting is effective or our independent registered public accounting firm may not be able to attest that our internal control over financial reporting was effective. If we cannot conclude that our internal control over financial reporting is effective or if our independent registered public accounting firm is not able to attest that our internal control over financial reporting is effective, we may be subject to regulatory scrutiny, and a loss of public confidence in our internal control over financial reporting, which may cause the value of our common stock to decrease.
Impact of corporate governance laws.
     Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new SEC regulations, are creating uncertainty for public companies. We are required to invest significant management time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.
ITEM 2. FINANCIAL INFORMATION
CRITICAL ACCOUNTING ESTIMATES
     Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements may require us to make estimates and assumptions that may affect the reported amounts of assets and liabilities and the related disclosures at the date of the financial statements. We do not currently have any estimates or assumptions where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change or the impact of the estimates and assumptions on financial condition or operating performance is material, except as described below.
Cash and Cash Equivalents
     For purposes of reporting cash flows, cash and cash equivalents include checking and money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.
Revenue Recognition

     Contingency payments are recognized quarterly as an adjustment of the sales price of the business sold from a percentage of Digi-Data’s vaulting service revenue and is included in discontinued operations.
Property and Equipment and Depreciation
     Property and equipment are stated at cost. Depreciation for both financial reporting and income tax purposes is computed using combinations of the straight line and accelerated methods over the estimated lives of the respective assets. During the year ended December 31, 2008, the Company purchased computer equipment totaling $1,864. Computer equipment is depreciated over 5 years. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged to income. Depreciation expense of $373 was charged to operations for the year ended December 31, 2008.
Stock-Based Compensation
     As of December 31, 2008, the Company has a stock-based employee compensation plan which it accounts for applying FASB Codification Topic 718, “Share-Based Payment.” Under these accounting rules, the Company is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard, which includes a binomial model and the Black-Scholes model. At the present time, the Company applies the Black-Scholes model. The rules also requires the Company to estimate forfeitures in calculating the expense relating to stock-based compensation as opposed to only recognizing these forfeitures and the corresponding reduction in expense as they occur.
Income Tax
     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Nine Months Ended September 30, 2009 as Compared to Nine Months Ended September 30, 2008
     Assets. At September 30, 2009, we had $1,525,700 in total assets, compared to $1,450,176 at December 31, 2008. This was primarily due to the increase of contingency payments to $1,236,232 from Digi-Data Corp. at September 30, 2009.
     Liabilities. At September 30, 2009, our Total Liabilities consisted of $2,121 compared to $496,292 at December 31, 2008. Liabilities consist only of Accounts Payable. Long Term Liabilities decreased to $0 at September 30, 2009 from $491,538 at December 31, 2008 primarily due to payment of deferred compensation and prepaid expenses to Digi-Data Corp.
     Stockholders’ Equity (Deficit). Our Stockholders’ Equity (Deficit) increased to $1,523,579 at September 30, 2009 from $953,884 at December 31, 2008. This increase was primarily due to the receipt of contingency payments from Digi-Data Corp. and an increase in Accumulated Deficit to $(231,888) at September 30, 2009, from $(794,083) at December 31, 2008.
     Revenues and Net Income. Our Revenues including other income increased to $1,239,576 for the nine months ended September 30, 2009 from $526,566 for the nine months ended September 30, 2008; our Income from Discontinued Operations increased to $1,237,673 for the nine months ended September 30, 2009, compared to $614,253 for the nine months ended September 30, 2008; and our net income increased to $562,195 for the nine months ended September 30, 2009, compared to $311,228 for the nine months ended September 30, 2008. These increases were due to the success of the agreement with Digi-Data Corporation. We continue to receive 10% of Digi-Data’s gross Vault sales and 5% of the year to year increase. This agreement ends on February 28, 2011.
     General and Administrative Expenses. General and Administrative Expenses increased to $297,292 for the nine months ended September 30, 2009 from $84,349 for the nine months ended September 30, 2008. General and Administrative Expenses consist of officers salaries of $51,825, corporate administrative expenses of $67,872, legal and accounting fees of $123,595, and Consulting Fees of $54,000.
Year Ended December 31, 2008 as Compared to Year Ended December 31, 2007
     Assets. At December 31, 2008, we had $1,450,176 in total assets, compared to $1,110,412 at December 31, 2007.
     Liabilities. At December 31, 2008, our total liabilities consisted of $496,292 compared to $708,802 at December 31, 2007. Liabilities consist primarily of liabilities from discontinued operations.
     Stockholders’ Equity (Deficit). Our Stockholders’ Equity (Deficit) increased to $953,884 at December 31, 2008 from $401,610 at December 31, 2007. This increase was primarily due to the receipt of contingency payments from Digi-Data Corp. and a decrease in Accumulated Deficit from $(1,270,376) at December 31, 2007, to $(794,083) at December 31, 2008.
     Revenue and Net Incomes. We did not have any revenue during the years ended 2008 and 2007, though we had income from discontinued operations of $553,363 for the year ended December 31, 2008, compared to $240,145 for the year ended December 31, 2007, and net income of $476,293 for the year ended December 31, 2008, compared to $164,020 for the year ended December 31, 2007. These increases were due to the success of the agreement with Digi-Data Corporation. We continue to receive 10% of Digi-Data’s gross Vault sales and 5% of the year to year increase. This agreement ends on February 28, 2011.
     General and Administrative Expenses. General and Administrative Expenses increased to $123,689 for the year ended December 31, 2008 from $120,271 for the year ended December 31, 2007.
LIQUIDITY AND CAPITAL RESOURCES
     As reflected in the accompanying consolidated financial statements, at September 30, 2009, we had $772,507 cash on hand and stockholders’ equity of $1,523,579. While we believe in the viability of our strategy to improve sales volume and acquire companies, and in our ability to raise additional funds, there can be no assurances that we will be able to fully effectuate our business plan.
     At September 30, 2009, we had $1,525,700 in total assets, compared to $1,450,176 at December 31, 2008. This increase is primarily due to contingency payments from Digi Data Corp.
     Our efforts are directed at growing our business by acquiring profitable and cash neutral technology companies with high growth potential. The current worldwide recession has not materially adversely affected our operations or business plan, and we believe we will continue to increase our cash position and liquidity for the foreseeable future. We believe we have enough capital to fund our present operations during the next 12 months.
OFF BALANCE SHEET ARRANGEMENTS
     We have no off balance-sheet arrangements.
ITEM 3. PROPERTIES
     Our principal executive office is located in Hauppauge, New York, in an executive center, where we lease approximately 300 square feet of office space. Monthly lease payments are approximately $2,600 and the lease term expires June 30, 2010.

     Our Gotham operations are located in New York, New York, where we lease approximately 3,000 square feet of office space. Monthly lease payments are approximately $5,000 and the lease term expires October 31, 2010.
     Our leased properties are suitable for their respective uses and are, in general, adequate for our present needs. Our properties are subject to various federal, state, and local statutes and ordinances regulating their operations. Management does not believe that compliance with such statutes and ordinances will materially affect our business, financial condition, or results of operations.
ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     The following table sets forth information known to us, as of November 30, 2009, relating to the beneficial ownership of shares of common stock by: (i) each person who is known by us to be the beneficial owner of more than 5% of the Company’s outstanding common stock; (ii) each director; (iii) each executive officer; and (iv) all executive officers and directors as a group. Under securities laws, a person is considered to be the beneficial owner of securities owned by him (or certain persons whose ownership is attributed to him) or securities that can be acquired by him within 60 days, including upon the exercise of options, warrants or convertible securities. The Company determines a beneficial owner’s percentage ownership by assuming that options, warrants and convertible securities that are held by the beneficial owner and which are exercisable within 60 days, have been exercised or converted. The Company believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock shown as being owned by them. Unless otherwise indicated, the address of each beneficial owner in the table set forth below is care of iGambit, Inc., 1600 Calebs Path Extension, Suite 114, Hauppauge, New York, 11788. The percentages in the following table are based upon 23,954,056 shares outstanding as of November 30, 2009.

	Amount and Nature
	of Beneficial
Name of Beneficial Owner	Ownership	Percent of Class
John Salerno, Chief Executive Officer, President, Chairman of the Board, and Director	5,616,900 (1)	23.3%

Elisa Luqman, Chief Financial Officer, Executive Vice President, General Counsel and Director	5,715,000 (2)	23.9%

James J. Charles, Director	441,000	1.8%

George G. Dempster, Director	392,000	1.6%

John Waters, Director	-0-	*

Mehul Mehta	2,450,000	10.2%

Executive Officers and Directors as a Group (5):	12,164,900	50.5%

*	Less than 1.0%

1.	Includes: options to purchase 46,900 shares of common stock at $0.01 per share held by John L. Salerno, Mr. Salerno’s son; and options to purchase 100,000 shares of common stock at $0.01 per share held by Dean T. Salerno, Mr. Salerno’s son.

2.	Includes 245,000 shares of common stock held by Muhammad Luqman, Ms. Luqman’s husband.
ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

DIRECTORS AND EXECUTIVE OFFICERS
     Our board of directors manages our business and affairs. Under our Articles of Incorporation and Bylaws, the Board will consist of not less than one nor more than seven directors. Currently, our Board consists of five directors.
     The names, ages, positions and dates appointed of our current directors and executive officers are set forth below.

Name	Age	Position	Appointed
John Salerno	71	Chief Executive Officer, President, Chairman of the Board, and Director	March 2009 (appointed Chairman and Director in April 2000)
Elisa Luqman	45	Chief Financial Officer, Executive Vice President, General Counsel, and Director	March 2009 (appointed Director in August 2009)
James J. Charles	67	Director	March 2006
George G. Dempster	70	Director	January 2001
John Waters	64	Director	August 2009
     John Salerno 71, Chief Executive Officer, President, Chairman of the Board, and Director. Mr. Salerno is a seasoned hands-on executive with over 40 years of experience with public and private computer software and service companies. Mr. Salerno built a multi-million dollar business from a start up, servicing the real estate industry. The business was sold in 1984 and Mr. Salerno provided consulting services to a wide range of clients through 1995. In 1996, along with his daughter and a small group of private accredited investors, he co-founded the Company. After signing contracts with Verizon and Cablevision, the Company sold its assets in 2006 to Digi-Data Corporation. From 2006 thru February 2009 Mr. Salerno served as President of the Vault Services Division of Digi-Data Corporation. Upon the expiration of his 3 year contract the Vault Services Division was at a revenue run rate of $12 million annually. In March 2009, Mr. Salerno returned to his full time management roll at the Company. Mr. Salerno is an ex — US Marine Corps, Crypto/ Communications Officer and has a BS in Mathematics from Fordham University. Mr. Salerno is Ms. Luqman’s father.
     Elisa Luqman 45, Chief Financial Officer, Executive Vice President, General Counsel, and Director. Ms. Luqman is a computer literate attorney with over 18 years experience with intellectual property and computer software. Prior to co-founding the Company, Ms. Luqman was president of University Software Corp., a software development company focused on a wide range of student educational and intellectual applications. From 2006 through February 2009 Ms. Luqman was employed as in-house general counsel by Digi-Data Corporation, the company that acquired the Company’s assets in 2006. In that capacity she was responsible for acquisitions, mergers, patents, and employee contracts, and worked very closely with the Digi-Data’s outside counsel, DLA-Piper. In March 2009 Ms. Luqman rejoined the Company in her current capacities. Ms Luqman received a BA degree in Marketing, a JD in Law, and a MBA Degree in Finance from Hofstra University. Ms. Luqman is a member of the bar in New York and New Jersey. Ms. Luqman is Mr. Salerno’s daughter.
     James J. Charles 67, Director. Mr. Charles is a certified public accountant, and a high profile financial executive with a broad base of experience covering a career as a CFO and a Senior Managing Partner with Ernst & Young . Mr. Charles’ financial experience is with firms ranging in size from $24MM to $100MM in annual revenue. He worked closely with management and Boards of Directors on matters ranging from mergers and acquisitions to stock restructurings and spin-offs. Mr. Charles’ education includes studies and management programs at Harvard University, Williams College. Mr. Charles received his BBA in Accounting at Manhattan College.
     George G. Dempster 70, Director. Mr. Dempster is a former Commissioner of Commerce for the State of New York. He served as the Chairman of the Finance Committee for Hofstra University for 20 years, and is currently Chairman Emeritus of the Board of Trustees of the University. Mr. Dempster has served as the CEO of

Trans-leisure Corp, a diversified holding company with interests ranging from helicopter services to manufacturing, and as the CEO of Cybernetics, a major computer software developer. Mr. Dempster has also served as a marketing manager for IBM. Mr. Dempster has a BA in business administration from Hofstra University.
     John Waters 64, Director. Mr. Waters is a former Senior Partner at Arthur Andersen (1967-2001) with exceptional leadership skills and expertise in mergers and acquisitions (particularly reverse mergers) and 33’ Act filings with the Securities and Exchange Commission. Mr. Waters was involved in raising over $60 million for a special purpose acquisition company (SPAC). Mr. Waters serves on the audit committee and on the board of Authenticate Holding Corp. (ADAT ) a publicly traded company. He also serves on the board of two privately held companies. Mr. Waters is a certified public accountant and has a BA degree from Iona College.
ITEM 6. COMPENSATION
Summary Compensation Table
Effective September 1, 2009 Mr. Salerno and Ms. Luqman became full time employees of the Company with annual salaries of $225,000 and $200,000 respectively. Prior to September 1, 2009 Mr. Salerno and Ms. Luqman were employees of Digi-Data Corp.
During 2006 and 2007, Mr. Salerno exercised options to acquire 1,800,000 common shares of the Company and during 2007 Ms. Luqman exercised options to acquire 1,500,000 common shares of the Company.
Prior to December 31, 2006, the Company was indebted to officers, John Salerno and Elisa Luqman for unpaid compensation accrued totaling $350,000. John Salerno received advances against the deferred compensation in the amounts of $74,281.25 and $44,000 as of December 31 2007 and December 31, 2008 respectively. Elisa Luqman received advances against the deferred compensation in the amounts of $5,000 and $75,000 as of December 31, 2007 and December 31, 2008 respectively. The advances against deferred compensation totaling $79,281 and $198,281 as of December 31, 2007 and December 31, 2008 respectively were in the form of a note payable to the Company and were collateralized with the officers common shares issued and outstanding of 5,470,000 shares each.
During the nine months ended September 30, 2009, the Company paid the total balance to the officers, who subsequently repaid the advances received.

Current						Non-Equity
Officers						Incentive	Nonqualified
Name &					Option	Plan	Deferred	All Other
Principal		Salary	Bonus	Stock	Awards	Compensation	Compensation	Compensation	Total
Position	Year	($)	($)	($)(1)	($)	($)	Earnings ($)	($)	($)
John Salerno	2008	0	0	0	0	0	0	0	0
CEO, President,	2007
Chairman & Director
	2006
Elisa Luqman	2008	0	0	0	0	0	0	0	0
CFO, Executive VP,	2007
General Counsel, & Director
	2006
Employment Arrangements with Named Executive Officers
     The Company does not currently have any employment agreements with it executive officers.

Compensation of the Board of Directors
     Members of our Board currently receive $1,000 per quarter for their service to the Company.
     Director George Dempster was engaged as an Independent Consultant to Digi-Data Corporation from the period June 1, 2006 through April 30, 2009. The Company agreed to share equally in the fees paid to Mr. George Dempster. From the period of February 2006 through February 2009 George Dempster was paid $179,448 directly from Digi-Data. The $89,724 representing the Company’s 50% share of that expense was deducted by Digi-Data from amounts Digi-Data owed to the Company.
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE
RELATED PARTY TRANSACTIONS
     Pursuant to the terms of the agreements governing the sale of our assets to DDC in 2006, we will continue to receive Revenue Share Payments from DDC until 2011. In connection with said asset sale, Mr. Salerno and Ms. Luqman entered into employment agreements with DDC and worked for DDC until those agreements terminated in February 2009. Notwithstanding the termination of said employment agreements, Mr. Salerno is entitled, pursuant to the terms thereof, to receive a share of the net proceeds of any sale or other disposition of all or substantially all of the stock or assets of DDC that occurs on or before February 2011.
     Director George Dempster was engaged as an Independent Consultant to Digi-Data Corporation from the period June 1, 2006 through April 30, 2009. The Company agreed to share equally in the fees paid to Mr. George Dempster. From the period of February 2006 through February 2009 George Dempster was paid $179,448 directly from Digi-Data. The $89,724 representing the Company’s 50% share of that expense was deducted by Digi-Data from amounts Digi-Data owed to the Company.
BOARD INDEPENDENCE AND COMMITTEES
Independence Standard
     The Company has elected to use the independence standards of the NYSE AMEX Equities Exchange in its determination of whether the members of its Board are independent. Based on the foregoing, the Company has concluded that Mr. Charles, Mr. Waters, and Mr. Dempster are independent. The Board has established an Audit Committee and a Compensation Committee. The Board does not currently have a Nominating Committee. The work typically conducted by a Nominating Committee is conducted by the full Board.
Audit Committee
     The Audit Committee presently consists of Messrs. Charles, Waters, and Dempster, with Mr. Charles serving as chairman. Our Board has determined that Mr. Charles qualifies as an “audit committee financial expert” as defined under the federal securities laws. The Audit Committee is responsible for monitoring and reviewing our financial statements and internal controls over financial reporting. In addition, they recommend the selection of the independent auditors and consult with management and our independent auditors prior to the presentation of financial statements to stockholders and the filing of our forms 10-Q and 10-K. The Company has not adopted a charter. When a charter is adopted, it will be posted on our web site. The Audit Committee was established in August 2009, and thus had no meeting in 2008.

Compensation Committee
          The Compensation Committee presently consists of Messrs. Charles, Waters, and Dempster, with Mr. Waters serving as chairman. The Compensation Committee is responsible for reviewing and recommending to the Board the compensation and over-all benefits of our executive officers, including administering the Company’s 2006 Long Term Incentive Plan. The Compensation Committee may, but is not required to, consult with outside compensation consultants. The Compensation Committee has not adopted a charter. When a charter is adopted, it will be posted on our web site. The Compensation Committee was established in August 2009, and thus had no meetings in 2008.
Board Attendance at Annual Meetings
          The Company encourages all members of the board to attend the annual meeting of shareholders in person or by telephone. All of the directors attended the last annual meeting of shareholders.
Selection of Board Nominees
     The Company’s full Board determines the individuals that will be nominated for election as directors. While no single factor is determinative, in order to have a Board with skills and attributes needed to function effectively, the following factors are considered:
•	if not a Company employee, the ability to be an independent director;

•	educational background, work experience and business knowledge generally;

•	willingness and ability to dedicate the time and resources necessary for the diligent performance of the duties of a director of the Company;

•	professional experience that is relevant to the Company’s business;

•	character and ethics;

•	reputation in the business community;

•	previous service on boards, including public companies;

•	actual or potential conflicts of interest;

•	whether the person has any history of criminal convictions or violations of governmental rules and regulations; and

•	other criteria that are relevant to determining whether the person will function effectively as a director.
          In determining whether to elect a director or to nominate any person for election by the stockholders, the Board assesses the appropriate size of the Board, consistent with its Bylaws, and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the Board will consider various potential candidates to fill each vacancy. Candidates may come to the attention of the Board through a variety of sources, including from current members of the Board, stockholders, or other persons.
          The Board has not yet had the occasion to, but will, consider properly submitted proposed nominations by stockholders who are not directors, officers, or employees of the Company on the same basis as candidates proposed by any other person. A stockholder may nominate a person for election as a director at an annual meeting of the stockholders only if written notice of such stockholder’s intent to make such nomination has been given the Company’s General Counsel as described in the applicable proxy statement for the previous year’s annual meeting of stockholders. Each written notice must set forth: (a) as to each person whom the stockholder proposes to nominate for election as a director, (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or that is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Securities Exchange Act of 1934, as amended, and (ii) such person’s written consent to being named in the proxy statement as a nominee and to serve as a director if elected; and (b) as to the stockholder making such nomination, (i) the name and address of such stockholder, as they appear on the Company’s books, (ii) the class and number of shares of stock of the Company which are owned by such stockholder, (iii) a representation that the stockholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination, and (iv) a representation whether the stockholder intends or is a part of a group which intends (y) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company’s outstanding capital stock required to elect the nominee and/or (z) otherwise to solicit proxies from stockholders in support of such nomination. The Board will evaluate the suitability of potential candidates nominated by stockholders in the same manner as other candidates identified to the Board.
Stockholder Communications with the Board
     Stockholders wishing to communicate with the Company’s Board as a whole or with certain directors, including committee chairpersons or the Chairman of the Board, individually, may do so by writing the General Counsel at the Company’s headquarters at 1600 Calebs Path Extension, Suite 114, Hauppauge, New York, 11788. Each stockholder communication should include an indication of the submitting stockholder’s status as a stockholder of the Company and eligibility to submit such communication. Each such communication will be received for handling by the General Counsel, who will maintain originals of each communication received and provide copies to (i) the Chairman and (ii) any other appropriate committee(s) or director(s) based on the expressed desire of the communicating stockholder and content of the subject communication. The General Counsel will also coordinate with the Chairman to facilitate a response, if it is believed that a response is appropriate or necessary, to each communication received. The Board, or a designated committee of the Board, will review all stockholder communications received on a periodic basis. The Board reserves the right to revise this policy in the event that this process is abused, becomes unworkable or otherwise does not efficiently serve the purpose of the policy.

ITEM 8.	LEGAL PROCEEDINGS.
     None.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.
MARKET INFORMATION
     To date there has not been an established public trading market in the Company’s common stock. The Company’s securities are not listed on any exchange or over the counter market. The Company does not have a ticker symbol.
HOLDERS
     As of November 30, 2009, there are 23,954,056 shares of our common stock outstanding, held of record by 149 persons. We have 3,085,000 common stock warrants outstanding, and 1,796,900 common stock options outstanding. No shares are being publicly offered by us pursuant to this Registration Statement on Form 10.
     As of November 30, 2009, 21,737,018 shares of our common stock are eligible to be sold under Rule 144.

DIVIDENDS
     We have never declared or paid any dividends on our common stock. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will be dependent upon our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by the Board of Directors. The Board of Directors is not expected to declare dividends or make any other distributions in the foreseeable future, but instead intends to retain earnings, if any, for use in business operations.
EQUITY COMPENSATION PLAN INFORMATION
     We currently have one equity compensation plan outstanding which is our 2006 Long Term Incentive Plan. The Plan was adopted by our directors and approved by our stockholders on March 26, 2006. The Plan permits the award of incentive stock options, non-qualified stock options, stock appreciation rights, and stock grants. We have reserved 10 million shares for issuance under the Plan, plus an annual increase equal to 10% of the number of outstanding shares of our common stock on the first day of each year, but in no event more than 15 million shares of common stock in the aggregate. As of November 30, 2009, there were 4,798,708 shares available for issuance under the Plan.
     The following table describes our equity compensation plans as of November 30, 2009:

Number of Securities
Remaining Available
for Future Issuance
	Number of Securities		under Equity
	to be Issued Upon	Weighted Average	Compensation Plans
	Exercise of	Exercise Price of	(excluding securities
	Outstanding Options,	Outstanding Options,	referenced in
	Warrants and Rights	Warrants and Rights	column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by our stockholders (1)	1,796,900	$0.01	4,798,708
Equity compensation plans not approved by our stockholders	2,310,000	$0.75	0

(1)	Equity compensation plans approved by our stockholders consist of our 2006 Long Term Incentive Plan.
ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.
     In the past three years, we have sold the following securities in transactions not registered under the Securities Act of 1933, as amended (the “Securities Act”):
     On May 26, 2009, we issued warrants to purchase 2,000,000 shares of our common stock to Newbridge Securities pursuant to the terms of a consulting agreement between the Company and Newbridge. 500,000 warrants, at an exercise price of $0.50 per share, vested upon issuance; 500,000 warrants, at an exercise price of $0.65 per share, vest on the 1 year anniversary of issuance; 500,000 warrants, at an exercise price of $0.80 per share, vest on the 2 year anniversary of issuance; and 500,000 warrants, at an exercise price of $1.15 per share, vest on the 3 year anniversary of issuance. The securities were issued in reliance on Section 4(2) of the Securities Act. The issued securities are restricted, and the agreements representing the securities contain a standard restrictive legend.
     On June 1, 2009, we issued warrants to purchase 250,000 shares of our common stock to Roetzel & Andress pursuant to the terms of an engagement letter between the Company and Roetzel. 100,000 warrants, at an exercise price of $0.50 per share, vested upon issuance; 50,000 warrants, at an exercise price of $0.65 per share, vest on the 1 year anniversary of issuance; 50,000 warrants, at an exercise price of $0.85 per share, vest on the 2 year anniversary of issuance; and 50,000 warrants, at an exercise price of $1.15 per share, vest on the 3 year anniversary of issuance. The securities were issued in reliance on Section 4(2) of the Securities Act. The issued securities are restricted, and the agreements representing the securities contain a standard restrictive legend.
     On October 1, 2009, we issued 500,000 shares of our common stock and options to purchase 1,500,000 shares of our common stock, at $0.01 per share, to Jekyll in connection with our acquisition of the assets of Jekyll. The securities were issued in reliance on Section 4(2) of the Securities Act. The issued securities are restricted, and the certificates representing the shares contain a standard restrictive legend.
ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED
AUTHORIZED CAPITAL STOCK
Common Stock
     Our Articles of Incorporation authorize us to issue up to 75,000,000 shares of common stock, $0.001 par value per share. As of November 30, 2009, 23,954,056 shares of our common stock were issued and outstanding. Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Cumulative voting of shares in elections of directors is not permitted. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock, if any. The common stock has no preemptive or other subscription rights. No redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are duly authorized, validly issued, fully paid, and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.
TRANSFER AGENT AND REGISTRAR
     We have not engaged a transfer agent.
ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
     Our Bylaws provide that we shall indemnify our officers, directors, employees and agents to the extent permitted by the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, that are incurred in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action. In order to be eligible for indemnification under Section 145, the director, officer, employee or other individual must have acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys’ fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.
     Our Articles of Incorporation provide that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except for liability: (i) for any breach of the director’s duty of loyalty to us or our stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived any improper personal benefit.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
     See “Item 15. Financial Statements and Exhibits” of this Registration Statement on Form 10.
ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
     None.
ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS
(a)	Financial Statements

(b)	Exhibits

Exhibit No.	Description

3.1(i)	Certificate of Incorporation, filed with the Delaware Secretary of State on April 13, 2000

3.1(ii)	Certificate of Merger, filed with the Delaware Secretary of State on April 18, 2000

3.1(iii)	Certificate of Amendment Changing Name, filed with the Delaware Secretary of State on December 19, 2000

3.1(iv)	Certificate of Merger filed with the Delaware Secretary of State on February 17, 2006

3.1(v)	Certificate of Amendment Changing Name filed with the Delaware Secretary of State on April 5, 2006

3.1(vi)	Certificate of Amendment Increasing Authorized Common Stock to 75 Million Shares, filed with the Delaware Secretary of State on December 2, 2009

3.2	Bylaws

5.1	Legal opinion of Roetzel & Andress (1)

10.1	iGambit, Inc. 2006 Long Term Incentive Plan, Amended 12/31/2006

10.2	Asset Purchase Agreement between the Company and Digi-Data Corporation, dated December 21, 2005.

10.3	Asset Purchase Agreement and Plan of Reorganization between Jekyll Island Ventures Inc. and Gotham Innovation Lab Inc., dated September 30, 2009

10.4	Newbridge Consulting Agreement (1)

21	Subsidiaries

23.1	Consent of Michael F. Albanese, CPA

23.2	Consent of Roetzel & Andress (included in Exhibit 5.1)

(1) To be filed by amendment.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 31, 2009	iGAMBIT, INC.
	By:	/s/ John Salerno
John Salerno
Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following person in the capacities and date stated.

/s/ John Salerno	December 31, 2009
John Salerno
Chairman of the Board, Chief Executive Officer,
President, and Director
(Principal Executive Officer)

/s/ Elisa Luqman	December 31, 2009
Elisa Luqman
Chief Financial Officer, Executive Vice President,
General Counsel, and Director
(Principal Financial Officer and Principal Accounting Officer)

INDEPENDENT AUDITOR’S REPORT
To the Board of Directors and Shareholders of: iGambit Inc.
I have audited the accompanying balance sheets of iGambit Inc. as of December 31,2008 and December 31,2007 and the related statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audits.
I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.
In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position ofiGambit Inc. as of December 31, 2008 and December 31,2007, and the results ofits operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Michael F. Albanese, CPA Parsippany, NJ
August 28, 2009

IGAMBIT INC. BALANCE SHEETS DECEMBER 31,

	2008	2007
ASSETS
Current assets
Cash	$322,439	$40,907
Notes receivable — stockholders	17,000	—
Assets from discontinued operations	646,488	545,542
Total current assets	985,927	586,449
Property and equipment, net	1,491	—
Other assets
Notes receivable — stockholders	198,281	89,281
Assets from discontinued operations	264,477	434,682
Total other assets	462,758	523,963
	$1,450,176	$1,110,412
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$4,754	$2,659
Long-term liabilities
Liabilities from discontinued operations	491,538	706,143
Total liabilities	496,292	708,802
Stockholders’ equity
Common stock, $.001 par value; authorized 30,000,000 shares; issued and outstanding — 22,719,056 shares in 2008 and 21,737,018 in 2007	22,719	21,737
Additional paid-in capital	1,725,248	1,650,249
Accumulated deficit	(794,083)	(1,270,376)
Total stockholders’ equity	953,884	401,610
	$1,450,176	$1,110,412
The accompanying notes are an integral part of the financial statements.

IGAMBIT INC.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31,

	2008	2007

Revenue	$—	$—

Operating expenses
General and administrative expenses	123,689	120,271

Loss from operations	(123,689)	(120,271)

Other income
Interest income	2,554	817

Loss from continuing operations before income tax benefit	(121,135)	(119,454)

Income tax benefit	(44,065)	(43,329)

Loss from continuing operations	(77,070)	(76,125)

Income from discontinued operations (net of taxes of $361,286 and $156,790)	553,363	240,145

Net income	$476,293	$164,020

Basic and fully diluted earnings per common share:
Continuing operations	$(.01)	$(.01)
Discontinued operations, net of tax	$.03	$.02

Net earnings per common share	$.02	$.01

Weighted average common shares outstanding	22,402,104	20,528,799

Diluted weighted average shares and equivalent shares outstanding	22,407,245	20,538,354

The accompanying notes are an integral part of the financial statements.

IGAMBIT INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

			Additional
	Common stock		Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Totals

Balances, December 31, 2006	18,062,018	$18,062	$1,617,174	$(1,434,396)	$200,840

Common stock issued in consideration of cashless exercise of options, valued at $.01 per share	3,675,000	3,675	33,075	—	—

Net income				164,020	164,020

Balances, December 31, 2007	21,737,018	21,737	1,650,249	(1,270,376)	401,610

Common stock issued in consideration of cashless exercise of options, valued at $.01 per share	788,100	788	7,093	—	7,881

Common stock issued in exercise of warrants, valued at $.01 per share	60,000	60	540	—	600

Common stock issued in exercise of warrants, valued at $.50 per share	135,000	135	67,365	—	67,500

Common stock retired	(1,062)	(1)	1	—	—

Net income				476,293	476,293

Balances, December 31, 2008	22,719,056	$22,719	$1,725,248	$(794,083)	$953,884

The accompanying notes are an integral part of the financial statements.

IGAMBIT INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss from continuing operations	$(77,070)	$(76,125)
Adjustments to reconcile loss from continuing operations to net cash provided by operating activities
Depreciation	373	—
Stock-based compensation	7,881	36,750
Increase (Decrease) in cash flows as a result of changes in asset and liability account balances:
Accounts payable	2,095	(21,118)

Net cash used by continuing operating activities	(66,721)	(60,493)
Net cash provided by discontinued operating activities	741,174	130,636

NET CASH PROVIDED BY OPERATING ACTIVITIES	674,453	70,143

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(1,864)	—
Loans to stockholders	(126,000)	(89,281)

Net cash used by continuing investing activities	(127,864)	(89,281)
Net cash (used) provided by discontinued investing activities	(118,552)	54,546

NET CASH USED BY INVESTING ACTIVITIES	(246,416)	(34,735)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of warrants	68,100	—

Net cash provided by continuing financing activities	68,100	—
Net cash (used) provided by discontinued financing activities	(214,605)	3,173

NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES	(146,505)	3,173

NET INCREASE IN CASH	281,532	38,581

CASH — BEGINNING OF YEAR	40,907	2,326

CASH — END OF YEAR	$322,439	$40,907

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Income taxes	$67	$611

Non-cash investing and financing activities:
Cashless exercise of common stock options	$7,881	$36,750
The accompanying notes are an integral part of the financial statements.

IGAMBIT INC.
Notes to Financial Statements
December 31, 2008 and 2007
Note 1 — Organization and Basis of Presentation
The financial statements presented are those of iGambit Inc., (the “Company”). The Company was incorporated under the laws of the State of Delaware on April 13, 2000. The Company was originally incorporated as Compusations Inc. under the laws of the State of New York on October 2, 1996. The Company changed its name to BigVault.com Inc. upon changing its state of domicile on April 13, 2000. The Company changed its name again to bigVault Storage Technologies Inc. on December 22, 2000 before changing to iGambit Inc. on July 18, 2006.
Merger Transaction
On December 19, 2005, the Company executed a certificate of merger whereby BigVault Inc. (a Nevada corporation) merged into the Company leaving the Company as the surviving corporation. Pursuant to the certificate of merger, each share of Big Vault Inc.’s common stock issued and outstanding was converted to one share of the Company’s common stock.
Note 2 — Discontinued Operations
Sale of Business
On February 28, 2006, the Company entered into an asset purchase agreement with Digi-Data Corporation (“Digi-Data”), whereby Digi-Data acquired the Company’s assets and its online digital vaulting business operations in exchange for $1,500,000, which was deposited into an escrow account for payment of the Company’s outstanding liabilities. In addition, as part of the sales agreement, the Company receives payments from Digi-Data based on 10% of the net vaulting revenue payable quarterly over five years. The Company is also entitled to an additional 5% of the increase in net vaulting revenue over the prior year’s revenue. These adjustments to the sales price are included in the discontinued operations line of the statements of income.
The assets and liabilities of the discontinued operations are presented in the balance sheets under the captions “Assets of discontinued operations” and “Liabilities of discontinued operations.” The underlying assets and liabilities of the discontinued operations for the years ended December 31 are as follows:

	2008	2007
ASSETS
Current:
Accounts receivable	$367,430	$240,183
Deferred income taxes	279,058	305,359
Noncurrent:
Restricted cash	165,727	47,175
Deferred income taxes	98,750	387,507

Assets of discontinued operations	$910,965	$980,224

LIABILITIES
Noncurrent:
Prepaid contingency	$141,538	$356,143
Deferred compensation	350,000	350,000

Liabilities of discontinued operations	$491,538	$706,143

IGAMBIT INC.
Notes to Financial Statements
December 31, 2008 and 2007
Accounts Receivable
Accounts receivable includes 50% of contingency payments earned for the previous quarter.
Restricted Cash
An escrow account was established in connection with the sale of business to Digi-Data to hold funds for contingent liabilities. Under the terms of the sale, 25% of the quarterly contingency payments are deposited into the escrow account for a period of three years. Also under the terms of the sale, 50% of the balance of the escrow funds held will be released after three years, and the remaining balance released after two more years. The escrow account balance was $165,727 and $47,175 at December 31, 2008 and 2007, respectively.
Prepaid Contingency
Prepaid contingency includes cash and expenses advanced by Digi-Data prior to the sale. The balance is being repaid with 25% of quarterly contingency payments earned that is retained by Digi-Data. The prepaid contingency balance was $141,538 and $356,143 as of December 31, 2008 and 2007, respectively.
Deferred Compensation
The Company is indebted to two former officers for unpaid compensation totaling $350,000. The officers received advances against the deferred compensation totaling $198,281 and $79,281 as of December 31, 2008 and 2007, respectively.
Note 3 — Summary of Significant Accounting Policies
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.
Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include checking and money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

IGAMBIT INC.
Notes to Financial Statements
December 31, 2008 and 2007
Revenue Recognition
Contingency payments are recognized quarterly as an adjustment of the sales price of the business sold from a percentage of Digi-Data’s vaulting service revenue and is included in discontinued operations.
Property and equipment and depreciation
Property and equipment are stated at cost. Depreciation for both financial reporting and income tax purposes is computed using combinations of the straight line and accelerated methods over the estimated lives of the respective assets. During the year ended December 31, 2008, the Company purchased computer equipment totaling $1,864. Computer equipment is depreciated over 5 years. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged to income.
Depreciation expense of $373 was charged to operations for the year ended December 31, 2008.
Stock-Based Compensation
As of December 31, 2008, the Company has a stock-based employee compensation plan which it accounts for applying SFAS No. 123(R) (“SFAS 123(R)”), “Share-Based Payment.” Under SFAS 123(R), the Company is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard, which includes a binomial model and the Black-Scholes model. At the present time, the Company applies the Black-Scholes model. SFAS 123(R) also requires the Company to estimate forfeitures in calculating the expense relating to stock-based compensation as opposed to only recognizing these forfeitures and the corresponding reduction in expense as they occur.
Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

IGAMBIT INC.
Notes to Financial Statements
December 31, 2008 and 2007
Note 4 — Earnings Per Common Share
Earnings per common share is computed based on the weighted average common shares outstanding during the year. Diluted net income per share is computed using the treasury stock method to calculate the weighted average number of common shares and, if dilutive, potential common shares outstanding during the year. Potential dilutive common shares include unvested restricted shares and the incremental common shares issuable upon the exercise of stock options and warrants. The following table presents the calculation of the basic earnings per share and the fully diluted earnings per share:

	Year Ended
	December 31,
	2008	2007

Net income	$476,293	$164,020

Determination of shares:
Average common shares outstanding	22,402,104	20,528,799
Assumed conversion of:
Stock options	2,860	5,027
Warrants	2,281	4,528

Diluted average common shares outstanding	22,407,245	20,538,354

Basic income per share	$.02	$.01

Fully diluted income per share	$.02	$.01

Note 5 — Warrants and Stock Option Plan
Warrants
Warrant activity during the years ended December 31, 2008 and 2007 follows:

		Average
	Warrants	Exercise Price
Warrants outstanding at January 1, 2007	1,652,518	$0.67
No warrant activity during 2007	0	0.00

Warrants outstanding at December 31, 2007	1,652,518	0.67
Issued during 2008	60,000	0.01
Exercised during 2008	(195,000)	0.35
Expired during 2008	(682,518)	0.32

Warrants outstanding at December 31, 2008	835,000	$0.99

During 2008, the Company issued 60,000 warrants to a consultant, which were valued at $600 and expensed and included in general and administrative expenses.

IGAMBIT INC.
Notes to Financial Statements
December 31, 2008 and 2007
Stock Option Plan
Stock Option Plan activity during the years ended December 31, 2008 and 2007 follows:

		Average
	Shares	Exercise Price
Options outstanding and exercisable at January 1, 2007	2,510,000	$0.01
Granted during 2007	3,000,000	0.01
Exercised during 2007	(3,675,000)	0.01

Options outstanding and exercisable at December 31, 2007	1,835,000	$0.01
Exercised during 2008	(788,100)	0.01

Options outstanding and exercisable at December 31, 2008	1,046,900	$0.01

Weighted average remaining contractual life at December 31, 2008, for all options is 7.33 years.
In 2006, the Company adopted the 2006 Long-Term Incentive Plan (the “2006 Plan”). The 2006 Plan provides for the granting of options to purchase up to 5,510,000 shares of common stock. 4,463,100 options have been exercised to date. There are 1,046,900 options outstanding under the 2006 Plan.
On May 1, 2007, the Company granted 3,000,000 stock options to a director and a consultant at exercise prices approximating fair market value of the stock on the date of the grant. Such issuances to directors and employees were valued at $36,750, utilizing similar factors as described below, which were expensed and are included in general and administrative expenses.
The fair value of each warrant and option is estimated on the date of grant based on the Black-Scholes options-pricing model utilizing certain assumptions for a risk free interest rate; volatility; and expected remaining lives of the awards. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. In estimating the Company’s forfeiture rate, the Company analyzed its historical forfeiture rate, the remaining lives of unvested options, and the amount of vested options as a percentage of total options outstanding.
The fair value of warrants and options granted is estimated on the date of grant based on the weighted-average assumptions in the table below. The assumption for the expected life is based on evaluations of historical and expected exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. The historical stock volatility of the Company’s common stock is used as the basis for the volatility assumption.

IGAMBIT INC.
Notes to Financial Statements
December 31, 2008 and 2007
Stock Option Plan (Cont’d)

	Years ended December 31,
	2008	2007
Weighted average risk-free rate	4.64%	5.36%
Average expected life in years	5.8	7.7
Expected dividends	None	None
Volatility	20%	20%
Forfeiture rate	0%	0%
Note 6 — Common Stock Issued
During the year ended December 31, 2008, warrants were exercised for 135,000 shares of common stock, valued at $.50 per share, and for 60,000 shares of common stock, valued at $.01 per share. As of December 31, 2008, there were 1,031,900 warrants outstanding exercisable at various prices.
Note 6 — Common Stock Issued (Cont’d)
Dividends may be paid on outstanding shares as declared by the Board of Directors from time to time. Each share of common stock is entitled to one vote.
Note 7 — Income Taxes
The tax provision at December 31 consists of the following:

	2008	2007
Current tax expense (benefit):
Federal	$(46,228)	$(44,692)
State and local	2,163	1,363
Deferred tax expense:
Federal	285,370	123,844
State and local	75,916	32,946

	$317,221	$113,461

Tax expense (benefit) attributable to:
Continuing operations	$(44,065)	$(43,329)
Discontinued operations	361,286	156,790

	$317,221	$113,461

The Company recognizes deferred tax assets and liabilities based on the future tax consequences of events that have been included in the financial statements or tax returns. The differences relate primarily to net operating loss carryovers and to deferred compensation. Deferred tax assets and liabilities are calculated based on the difference between the financial reporting and tax bases of assets and liabilities using the currently enacted tax rates in effect during the years in which the differences are expected to reverse. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate.

IGAMBIT INC.
Notes to Financial Statements
December 31, 2008 and 2007
Note 7 — Income Taxes (Cont’d)
The Company’s provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.
In accordance with Statement of Financial Accounting Standards (“FAS”) No. 109, Accounting for Income Taxes (“FAS 109”), a valuation allowance is established based on the future recoverability of deferred tax assets. This assessment is based upon consideration of available positive and negative evidence, which includes, among other things, the Company’s most recent results of operations and expected future profitability. Management has determined that no valuation allowance related to deferred tax assets is necessary at December 31, 2008 and 2007.
The deferred tax assets included in assets from discontinued operations in the accompanying balance sheets includes the following at December 31:

	2008	2007
Current:
Net operating loss carryforwards	$279,058	$305,359
Non-current:
Net operating loss carryforwards	—	288,757
Deferred compensation	98,750	98,750

	$377,808	$692.866

In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“SFAS 109”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 details how companies should recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the taxing authorities’ full knowledge of the position and all relevant facts. FIN 48 will not have a material impact on the financial statements of the Company.
Note 8 — Risks and Uncertainties
Contingency Payments — Discontinued Operations
The discontinued operations of contingency payments, as an adjustment to the sales price of the business sold, received from Digi-Data is the Company’s sole source of revenue. Should Digi-Data not achieve sufficient vaulting revenue or continue to exist, substantial doubt would be raised as to the Company’s ability to continue to exist, as the Company has no other source of revenue.

IGAMBIT INC.
Notes to Financial Statements
December 31, 2008 and 2007
Uninsured Cash Balances
Substantially all amounts of cash accounts held at financial institutions are insured by the FDIC.
Note 9 — Related Party Transactions
Notes Receivable — Stockholders
The Company provided loans to a stockholder totaling $17,000 and $10,000 at December 31, 2008 and 2007, respectively. The loans bear interest at a rate of 6% and are due on December 31, 2009.
Accrued interest on the note was $698 and $123 for the years ended December 31, 2008 and 2007, respectively.
The Company provided advances to two stockholders and former officers totaling $198,281 and $79,281 as of December 31, 2008 and 2007, respectively, against their respective deferred compensation balances. The advances to the stockholders are collateralized with their common shares issued and outstanding of 5,470,000 shares each.
Lease Commitment
The Company does not lease or rent any property. Office services are provided without charge by Digi-Data. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.
Note 10 — Commitments and Contingencies
The Company provides accruals for all direct costs associated with the estimated resolution of contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated.
Note 11 — Recent Accounting Pronouncements
In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”. This Statement establishes the FASB Accounting Standards Codification, (“Codification”) as the single source of authoritative GAAP to be applied by nongovernmental entities, except for the rules and interpretive releases of the SEC under authority of federal securities laws, which are sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Company is required to adopt this standard in the first quarter of fiscal year 2010.

IGAMBIT INC.
Notes to Financial Statements
December 31, 2008 and 2007
Note 11 — Recent Accounting Pronouncements (Cont’d)
In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (SFAS 165), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company is required to adopt SFAS 165 prospectively to both interim and annual financial periods ending after June 15, 2009. The adoption of the standard is not expected to result in a change in current practice.
In April 2009, three FASB Staff Positions (FSPs) were issued addressing fair value of financial instruments: FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”; FSP FAS 115-2, “Recognition and Presentation of Other Than Temporary Impairments”; and FSP FAS 107-1,“Interim Disclosure about Fair Value of Financial Instruments.” The Company will adopt these FSPs in its fourth quarter of fiscal year 2009. The adoption of these FSPs is not expected to have a material impact on the Company’s financial condition and results of operations.

IGAMBIT INC.
BALANCE SHEETS

	SEPTEMBER 30,	DECEMBER 31,
	2009	2008

ASSETS

Current assets
Cash	$772,507	$322,439
Prepaid expenses	1,703	—
Notes receivable — stockholders	17,000	17,000
Assets from discontinued operations	580,237	646,488

Total current assets	1,371,447	985,927

Property and equipment, net	1,044	1,491

Other assets
Notes receivable — stockholders	—	198,281
Deposits	2,600	—
Assets from discontinued operations	150,609	264,477

Total other assets	153,209	462,758

	$1,525,700	$1,450,176

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$2,121	$4,754

Long-term liabilities
Liabilities from discontinued operations	—	491,538

Total liabilities	2,121	496,292

Stockholders’ equity
Common stock, $.001 par value; authorized — 30,000,000 shares; issued and outstanding — 23,454,056 shares in 2009 and 22,719,056 in 2008	23,454	22,719
Additional paid-in capital	1,732,013	1,725,248
Accumulated deficit	(231,888)	(794,083)

Total stockholders’ equity	1,523,579	953,884

	$1,525,700	$1,450,176

IGAMBIT INC.
STATEMENTS OF INCOME
NINE MONTHS ENDED SEPTEMBER 30,

	2009	2008

Revenue	$—	$—

Operating expenses
General and administrative expenses	297,272	84,349

Loss from operations	(297,272)	(84,349)

Other income
Miscellaneous income	4,160	—
Interest income	3,275	1,842

Total other income	7,435	1,842

Loss from continuing operations before income tax benefit	(289,837)	(82,507)

Income tax benefit	(107,059)	(29,307)

Loss from continuing operations	(182,778)	(53,200)

Income from discontinued operations (net of taxes of $486,388 and $237,932)	744,973	364,428

Net income	$562,195	$311,228

Basic and fully diluted earnings per common share:
Continuing operations	$(.01)	$(.01)
Discontinued operations, net of tax	$.03	$.02

Net earnings per common share	$.02	$.01

Weighted average common shares outstanding	22,859,056	22,301,379

Diluted weighted average shares and equivalent shares outstanding	22,871,444	22,309,354

IGAMBIT INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

			Additional
	Common stock		Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Totals

Balances, December 31, 2007	21,737,018	$21,737	$1,650,249	$(1,270,376)	$401,610

Common stock issued in consideration of cashless exercise of options, valued at $.01 per share	788,100	788	7,093	—	7,881

Common stock issued in exercise of warrants, valued at $.01 per share	60,000	60	540	—	600

Common stock issued in exercise of warrants, valued at $.50 per share	135,000	135	67,365	—	67,500

Common stock retired	(1,062)	(1)	1	—	—

Net income				476,293	476,293

Balances, December 31, 2008	22,719,056	22,719	1,725,248	(794,083)	953,884

Common stock issued in consideration of cashless exercise of options, valued at $.01 per share	735,000	735	6,765	—	7,500

Net income				562,195	562,195

Balances, September 30, 2009	23,454,056	$23,454	$1,732,013	$(231,888)	$1,523,579

IGAMBIT INC.
STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30,

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss from continuing operations	$(182,778)	$(53,200)
Adjustments to reconcile loss from continuing operations to net cash provided by operating activities
Depreciation	447	280
Stock-based compensation	7,500	7,350
Increase (Decrease) in cash flows as a result of changes in asset and liability account balances:
Prepaid expenses	(1,703)	—
Accounts payable	(2,633)	2,095

Net cash used by continuing operating activities	(179,167)	(43,475)
Net cash provided by discontinued operating activities	909,974	568,044

NET CASH PROVIDED BY OPERATING ACTIVITIES	730,807	524,569

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	—	(1,864)
Increase in deposits	(2,600)	—
Payments received from loans to stockholders	198,281	—
Loans to stockholders	—	(106,500)

Net cash provided (used) by continuing investing activities	195,681	(108,364)
Net cash provided (used) by discontinued investing activities	15,118	(75,876)

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	210,799	(184,240)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of warrants	—	68,100

Net cash provided by continuing financing activities	—	68,100
Net cash used by discontinued financing activities	(491,538)	(163,604)

NET CASH USED BY FINANCING ACTIVITIES	(491,538)	(95,504)

NET INCREASE IN CASH	450,068	244,825

CASH — BEGINNING OF PERIOD	322,439	40,907

CASH — END OF PERIOD	$772,507	$285,732

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$1,189	$6
Income taxes	4,698	67

Non-cash investing and financing activities:
Cashless exercise of common stock options	$7,500	$7,350

IGAMBIT INC.
Notes to Financial Statements
September 30, 2009 and 2008
Note 1 — Organization and Basis of Presentation
The financial statements presented are those of iGambit Inc., (the “Company”). The Company was incorporated under the laws of the State of Delaware on April 13, 2000. The Company was originally incorporated as Compusations Inc. under the laws of the State of New York on October 2, 1996. The Company changed its name to BigVault.com Inc. upon changing its state of domicile on April 13, 2000. The Company changed its name again to bigVault Storage Technologies Inc. on December 22, 2000 before changing to iGambit Inc. on July 18, 2006.
Merger Transaction
On December 19, 2005, the Company executed a certificate of merger whereby BigVault Inc. (a Nevada corporation) merged into the Company leaving the Company as the surviving corporation. Pursuant to the certificate of merger, each share of Big Vault Inc.’s common stock issued and outstanding was converted to one share of the Company’s common stock.
Note 2 — Discontinued Operations
Sale of Business
On February 28, 2006, the Company entered into an asset purchase agreement with Digi-Data Corporation (“Digi-Data”), whereby Digi-Data acquired the Company’s assets and its online digital vaulting business operations in exchange for $1,500,000, which was deposited into an escrow account for payment of the Company’s outstanding liabilities. In addition, as part of the sales agreement, the Company receives payments from Digi-Data based on 10% of the net vaulting revenue payable quarterly over five years. The Company is also entitled to an additional 5% of the increase in net vaulting revenue over the prior year’s revenue. These adjustments to the sales price are included in the discontinued operations line of the statements of income.
The assets and liabilities of the discontinued operations are presented in the balance sheets under the captions “Assets of discontinued operations” and “Liabilities of discontinued operations.” The underlying assets and liabilities of the discontinued operations as of September 30, 2009 and December 31, 2008 are as follows:

IGAMBIT INC.
Notes to Financial Statements
September 30, 2009 and 2008

	2009	2008

ASSETS
Current:
Accounts receivable	$580,237	$367,430
Deferred income taxes	—	279,058
Noncurrent:
Restricted cash	150,609	165,727
Deferred income taxes	—	98,750

Assets of discontinued operations	$730,846	$910,965

LIABILITIES
Noncurrent:
Prepaid contingency	$—	$141,538
Deferred compensation	—	350,000

Liabilities of discontinued operations	$—	$491,538

Accounts Receivable
Accounts receivable includes 50% of contingency payments earned for the previous quarter.
Restricted Cash
An escrow account was established in connection with the sale of business to Digi-Data to hold funds for contingent liabilities. Under the terms of the sale, 25% of the quarterly contingency payments are deposited into the escrow account for a period of three years. Also under the terms of the sale, 50% of the balance of the escrow funds held will be released after three years, and the remaining balance released after two more years. The escrow account balance was $150,609 and $165,727 at September 30, 2009 and December 31, 2008, respectively.
Prepaid Contingency
Prepaid contingency includes cash and expenses advanced by Digi-Data prior to the sale. The balance is being repaid with 25% of quarterly contingency payments earned that is retained by Digi-Data. The prepaid contingency balance was $0 and $141,538 as of September 30, 2009 and December 31, 2008, respectively.

IGAMBIT INC.
Notes to Financial Statements
September 30, 2009 and 2008
Deferred Compensation
The Company was indebted to two former officers for unpaid compensation totaling $350,000 at December 31, 2008. The officers received advances against the deferred compensation totaling $198,281 as of December 31, 2008. The Company paid the total balance to the officers, who subsequently repaid the advances received, during the nine months ended September 30, 2009.
Note 3 — Summary of Significant Accounting Policies
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.
Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include checking and money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.
Revenue Recognition
Contingency payment income is recognized quarterly from a percentage of Digi-Data’s vaulting service revenue, and is included in discontinued operations.
Property and equipment and depreciation
Property and equipment are stated at cost. Depreciation for both financial reporting and income tax purposes is computed using combinations of the straight line and accelerated methods over the estimated lives of the respective assets. During the year ended December 31, 2008, the Company purchased computer equipment totaling $1,864. Computer equipment is depreciated over 5 years. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged to income.
Depreciation expense of $447 and $280 was charged to operations for the nine ended September 30, 2009 and 2008.

IGAMBIT INC.
Notes to Financial Statements
September 30, 2009 and 2008
Stock-Based Compensation
As of December 31, 2008, the Company has a stock-based employee compensation plan which it accounts for applying SFAS No. 123(R) (“SFAS 123(R)”), “Share-Based Payment.” Under SFAS 123(R), the Company is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard, which includes a binomial model and the Black-Scholes model. At the present time, the Company applies the Black-Scholes model. SFAS 123(R) also requires the Company to estimate forfeitures in calculating the expense relating to stock-based compensation as opposed to only recognizing these forfeitures and the corresponding reduction in expense as they occur.
Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.
Note 4 — Earnings Per Common Share
Earnings per common share is computed based on the weighted average common shares outstanding during the period. Diluted net income per share is computed using the treasury stock method to calculate the weighted average number of common shares and, if dilutive, potential common shares outstanding during the year. Potential dilutive common shares include unvested restricted shares and the incremental common shares issuable upon the exercise of stock options and warrants. The following table presents the calculation of the basic earnings per share and the fully diluted earnings per share:

IGAMBIT INC.
Notes to Financial Statements
September 30, 2009 and 2008

	Nine Months Ended
	September 30,
	2009	2008

Net income	$562,195	$311,228

Determination of shares:
Average common shares outstanding	22,859,056	22,301,379
Assumed conversion of:
Stock options	1,088	4,015
Warrants	11,300	3,960

Diluted average common shares outstanding	22,871,444	22,309,354

Basic income per share	$.02	$.01

Fully diluted income per share	$.02	$.01

Note 5 — Warrants and Stock Option Plan
Warrants
Warrant activity during the nine months ended September 30, 2009 follows:

		Average
	Warrants	Exercise Price
Warrants outstanding at January 1, 2009	835,000	$0.99
Granted during 2009	2,250,000	0.77
Warrants outstanding at September 30, 2009	3,085,000	$0.83

During the nine months ended September 30, 2009, the Company granted a warrant to purchase up to 2,000,000 shares of common stock to its securities firm pursuant to a business advisory agreement, and granted a warrant to purchase up to 250,000 shares of common stock to a law firm pursuant to an engagement agreement.

IGAMBIT INC.
Notes to Financial Statements
September 30, 2009 and 2008
Stock Option Plan
Stock Option Plan activity during the nine months ended September 30, 2009 follows:

		Average
	Shares	Exercise Price
Options outstanding and exercisable at January 1, 2009	1,046,900	$0.01
Exercised during 2009	750,000	0.01

Options outstanding and exercisable at September 30, 2009	296,900	$0.01

Weighted average remaining contractual life at September 30, 2009, for all options is 6.59 years.
In 2006, the Company adopted the 2006 Long-Term Incentive Plan (the “2006 Plan”). The 2006 Plan provides for the granting of options to purchase up to 5,510,000 shares of common stock. 5,213,100 options have been exercised to date. There are 296,900 options outstanding under the 2006 Plan.
The fair value of each warrant and option is estimated on the date of grant based on the Black-Scholes options-pricing model utilizing certain assumptions for a risk free interest rate; volatility; and expected remaining lives of the awards. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. In estimating the Company’s forfeiture rate, the Company analyzed its historical forfeiture rate, the remaining lives of unvested options, and the amount of vested options as a percentage of total options outstanding.
The fair value of warrants and options granted is estimated on the date of grant based on the weighted-average assumptions in the table below. The assumption for the expected life is based on evaluations of historical and expected exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. The historical stock volatility of the Company’s common stock is used as the basis for the volatility assumption.

IGAMBIT INC.
Notes to Financial Statements
September 30, 2009 and 2008

	Nine months ended September 30,
	2009	2008
Weighted average risk-free rate	4.23%	4.64%
Average expected life in years	5.1	5.8
Expected dividends	None	None
Volatility	20%	20%
Forfeiture rate	0%	0%
Note 6 — Common Stock Issued
During the nine months ended September 30, 2009, options were exercised for 735,000 shares of common stock, valued at $.01 per share. As of September 30, 2009, there were 296,900 options outstanding exercisable at various prices.
During the year ended December 31, 2008, warrants were exercised for 135,000 shares of common stock, valued at $.50 per share, and for 60,000 shares of common stock, valued at $.01 per share. As of December 31, 2008, there were 835,000 warrants outstanding exercisable at various prices.
Dividends may be paid on outstanding shares as declared by the Board of Directors from time to time. Each share of common stock is entitled to one vote.
Note 7 — Income Taxes
The tax provision at September 30 consists of the following:

	2009	2008

Current tax expense (benefit):
Federal	$(108,580)	$(31,470)
State and local	1,521	2,163
Deferred tax expense:
Federal	384,185	187,936
State and local	102,203	49,996

	$379,329	$208,625

Tax expense (benefit) attributable to:
Continuing operations	$(107,059)	$(29,307)
Discontinued operations	486,388	237,932

	$379,329	$208,625

IGAMBIT INC.
Notes to Financial Statements
September 30, 2009 and 2008
The Company recognizes deferred tax assets and liabilities based on the future tax consequences of events that have been included in the financial statements or tax returns. The differences relate primarily to net operating loss carryovers and to deferred compensation. Deferred tax assets and liabilities are calculated based on the difference between the financial reporting and tax bases of assets and liabilities using the currently enacted tax rates in effect during the years in which the differences are expected to reverse. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate.
The Company’s provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.
In accordance with Statement of Financial Accounting Standards (“FAS”) No. 109, Accounting for Income Taxes (“FAS 109”), a valuation allowance is established based on the future recoverability of deferred tax assets. This assessment is based upon consideration of available positive and negative evidence, which includes, among other things, the Company’s most recent results of operations and expected future profitability. Management has determined that no valuation allowance related to deferred tax assets is necessary at September 30, 2009 and December 31, 2008.
The deferred tax assets included in assets from discontinued operations in the accompanying balance sheets includes the following at September 30, 2009 and December 31, 2008:

	2009	2008

Current:
Net operating loss carryforwards	$—	$279,058
Non-current:
Net operating loss carryforwards	—	—
Deferred compensation	—	98,750

	$377,808	$377,808

In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“SFAS 109”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 details how companies should recognize, measure, present, and disclose uncertain tax positions that have been or are expected to

IGAMBIT INC.
Notes to Financial Statements
September 30, 2009 and 2008
be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the taxing authorities’ full knowledge of the position and all relevant facts. FIN 48 will not have a material impact on the financial statements of the Company.
Note 8 — Risks and Uncertainties
Contingency Payment Income — Discontinued Operations
The discontinued operations of contingency payments received from Digi-Data is the Company’s sole source of income. Should Digi-Data not achieve sufficient vaulting revenue or continue to exist, substantial doubt would be raised as to the Company’s ability to continue to exist, as the Company has no other source of revenue.
Uninsured Cash Balances
Substantially all amounts of cash accounts held at financial institutions are insured by the FDIC.
Note 9 — Related Party Transactions
Notes Receivable — Stockholders
The Company provided loans to a stockholder totaling $17,000 at September 30, 2009 and December 31, 2008. The loans bear interest at a rate of 6% and are due on December 31, 2009.
Accrued interest on the note was $763 and $449 for the nine months ended September 30, 2009 and 2008, respectively.
The Company provided advances to two stockholders and former officers totaling $198,281 and $79,281 as of December 31, 2008, against their respective deferred compensation balances. The advances to the stockholders were collateralized with their common shares issued and outstanding of 5,470,000 shares each. The former officers repaid the advances to the Company during the nine months ended September 30, 2009.

IGAMBIT INC.
Notes to Financial Statements
September 30, 2009 and 2008
Lease Commitment
The Company entered into an operating lease for office space for a term of 12 months effective June 1, 2009. Monthly rent under the lease is $2,600.
Rent expense of $7,800 was charged to operations for the nine months ended September 30, 2009.
Note 10 — Commitments and Contingencies
The Company provides accruals for all direct costs associated with the estimated resolution of contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated.
Note 11 — Recent Accounting Pronouncements
In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”. This Statement establishes the FASB Accounting Standards Codification, (“Codification”) as the single source of authoritative GAAP to be applied by nongovernmental entities, except for the rules and interpretive releases of the SEC under authority of federal securities laws, which are sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Company is required to adopt this standard in the first quarter of fiscal year 2010.
In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (SFAS 165), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company is required to adopt SFAS 165 prospectively to both interim and annual financial periods ending after June 15, 2009. The adoption of the standard is not expected to result in a change in current practice.
In April 2009, three FASB Staff Positions (FSPs) were issued addressing fair value of financial instruments: FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”; FSP FAS 115-2, “Recognition and Presentation of Other Than Temporary Impairments”; and FSP FAS 107-1,“Interim Disclosure about Fair Value of Financial Instruments.” The Company will adopt these FSPs in its fourth quarter of fiscal year 2009. The adoption of these FSPs is not expected to have a material impact on the Company’s financial condition and results of operations.

IGAMBIT INC.
Notes to Financial Statements
September 30, 2009 and 2008
Note 12 — Subsequent Events
Acquisition of Business
Effective October 1, 2009, the Company acquired Gotham Innovation Lab Inc. (“Gotham”) in exchange for 500,000 shares of the Company’s common stock. Subsequently, Gotham acquired substantially all of the assets of Jekyll Island Ventures Inc. doing business as Gotham Photo Company (“Jekyll”) in exchange for 500,000 its shares of common stock in the Company, and for 1,500,000 options to purchase the Company’s common stock over a three year period conditioned upon Gotham achieving revenue goals.